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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 17

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

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                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

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                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

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                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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     This Amendment No. 17 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.

         ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

         On June 30, 1997, Parker H. Petit, Chairman of the Board of Healthdyne, and Craig B. Reynolds, President and Chief Executive Officer of Healthdyne, issued a letter to Healthdyne shareholders, a copy of which is attached hereto as Exhibit 55.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  Exhibit 55  --   Letter to shareholders dated June 30, 1997 from Parker H.
                   Petit and Craig B. Reynolds



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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                            Chief Financial Officer and
                                              Treasurer


Dated: June 30, 1997

                                                                      EXHIBIT 55

                     [HEALTHDYNE TECHNOLOGIES LETTERHEAD]
                                                                   June 30, 1997

Dear Fellow Shareholder:

     Invacare Corporation is now soliciting your vote to replace your Board of Directors at our July 30 annual meeting so that Invacare can buy your shares for $15 per share in its cash tender offer.

     We strongly urge you to VOTE THE COMPANY'S BLUE PROXY CARD -- and NOT TO VOTE THE INVACARE GOLD PROXY CARD, even as a protest against Invacare.

                             IT'S A MATTER OF VALUE

     Your Board of Directors and the Company's financial advisors, Cowen & Company, believe that Invacare's offer is grossly inadequate and not reflective of the true value of your Company.

     Others agree: Independent analysts who follow your Company have reached the same conclusion. Most of your fellow shareholders have refused to accept the Invacare bid -- at last count, almost 70% of the non-Invacare shares had not been tendered to Invacare. Finally, the stock market has reflected shareholder sentiment. The market price of the Company's stock has consistently been above the price of the Invacare offer.

                  YOUR STOCK IS WORTH MORE THAN $15 PER SHARE

     Your Company has steadfastly pursued a strategic plan which has already produced dramatic results. In the first quarter of 1997:

        - YOUR COMPANY'S REVENUES GREW 30% over the first quarter of 1996.

        - NET EARNINGS REACHED $2.1 MILLION, OR 16C PER SHARE, representing a 16% increase over the first quarter of last year.(1)

        - OPERATING EARNINGS REACHED $4 MILLION, or 11% of revenues, up from $2.8 million, or 8% of revenues, in 1996's fourth quarter.

     We expect a continuation of this revenue and profit momentum from the new higher-profit margin products your Company recently introduced and plans to introduce later this year or early next year.

     We will publicly announce the Company's results for the second quarter of 1997 by mid-July. When you see these results and the analysts' reports expected to follow, DECIDE FOR YOURSELF WHETHER YOU AGREE WITH OUR CONCLUSION THAT HEALTHDYNE TECHNOLOGIES IS WORTH MORE THAN $15 PER SHARE.

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(1) Excluding an after-tax charge of $780,000, or 6c per share, for expenses incurred to defend against Invacare's grossly inadequate takeover attempt.

     Remember, a vote for Invacare (gold proxy) is a vote to deprive yourself of the opportunity to share in Healthdyne Technologies' future growth.

                         WE ARE EXPLORING ALTERNATIVES

     We have just recently begun to explore alternatives to Invacare's offer, including commencing discussions with third parties. While there can be no assurance that these talks will result in a transaction, we pledge to you that your current Board of Directors (BLUE proxy) will continue to seek to create value for the Healthdyne Technologies shareholders. Your Board and its members have a track record of increasing shareholder value through operational performance and financial transactions when necessary.

     On the date we announced our decision to explore alternatives, our stock jumped to $16 7/8. On June 27, 1997, it closed at $17. While we have only just begun the process, and will not make any decisions until we understand the alternatives, it is clear that the value of your shares is increasing.

     Vote the BLUE proxy card to enable your Board to continue this process. DON'T LET INVACARE ELIMINATE YOUR UPSIDE POTENTIAL BY BUYING YOUR SHARES NOW AT A BARGAIN PRICE.

            INDEPENDENT ANALYSTS AGREE WITH HEALTHDYNE TECHNOLOGIES

     Independent analysts who follow Healthdyne Technologies recognize the value of your Company and agree with your Board that $15 is too low. The following analysts' comments have been reproduced for your consideration.(2)

        "HEALTHDYNE MANAGEMENT CONSIDERS THE OFFER 'GROSSLY INADEQUATE.' WE AGREE WITH THEIR ASSESSMENT OF THE OFFER, GIVEN THE PROMISING STREAM OF NEW PRODUCTS BEING DEVELOPED."

        Brian Bugbee, Value Line Investment Survey, June 13, 1997.

        "GIVEN HOW STRONG HEALTHDYNE'S BUSINESS HAS BEEN OVER THE PAST FIVE MONTHS, OUR VALUATION ANALYSIS INDICATES THAT $15 IS STILL TOO LOW A PRICE FOR HEALTHDYNE."

        Dillon Read & Co., Inc., First Call, June 4, 1997.

        "WE CONTINUE TO BELIEVE THAT THE CURRENT $15 OFFER IS LOW AND DOES NOT ADEQUATELY COMPENSATE HEALTHDYNE TECHNOLOGIES SHAREHOLDERS FOR THE HEALTHY TONE OF CURRENT BUSINESS, THE RECENT LAUNCH OF NEW PRODUCTS IN VENTILATION, ASTHMA AND SLEEP APNEA, AND SIGNIFICANT OPPORTUNITIES IN FETAL OXIMETRY MONITORING AND NON-INVASIVE JAUNDICE TESTING. IF THE COMPANY IS ACQUIRED, A HIGH-TEENS OR BETTER VALUATION SEEMS MUCH MORE REASONABLE."

        Tucker Anthony, First Call, June 23, 1997.

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    (2) Permission for use of analysts' quotes was sought and obtained.

                VOTE FOR TRUE VALUE -- VOTE THE BLUE PROXY CARD

     Your Board of Directors and management have already created value for you in excess of Invacare's offer. We are committed to further increasing shareholder value. By contrast, Invacare's nominees have only one purpose -- to sell your Company to Invacare for the grossly inadequate cash price of $15 per share. GIVE YOUR BOARD AND MANAGEMENT THE OPPORTUNITY TO PROVIDE VALUE FOR YOU SUBSTANTIALLY IN EXCESS OF INVACARE'S GROSSLY INADEQUATE $15 OFFER. Vote the enclosed BLUE proxy card in favor of your Board's nominees for director (proposal 1) and against the Invacare proposals (proposals 2 through 5).

                                Sincerely yours,

/s/ Parker H. Petit                            /s/ Craig B. Reynolds
Parker H. Petit                                Craig B. Reynolds
Chairman of the Board                          President and Chief Executive Officer

     If you have already tendered your shares to Invacare and wish to change your mind, you can withdraw your shares at any time on or before the expiration of the tender offer. For information on withdrawing your shares, please call Morrow & Co., Inc. at the number provided below.

                                   IMPORTANT

     1. Regardless of how many shares you own, YOUR VOTE IS VERY IMPORTANT. Please sign, date and mail the enclosed BLUE proxy card. PLEASE VOTE EACH BLUE PROXY CARD YOU RECEIVE since each account in which you own shares must be voted separately. Only your latest dated proxy card counts.

     2. Even if you have sold your shares since the June 23 record date, you are entitled to vote and we urge you to do so.

     3. We urge you NOT TO RETURN ANY GOLD PROXY CARD sent to you by Invacare.

     4. IF YOUR SHARES ARE HELD IN THE NAME OF A BANK, BROKER OR OTHER NOMINEE, please direct the party responsible for your account to vote the BLUE proxy card as recommended by the Board of Directors.

     IF YOU HAVE ANY QUESTIONS on how to vote your shares, please contact Craig Reynolds or Wayne Boylston at (800) 421-8754 Ext. 2336 or call our proxy solicitor MORROW & CO. at (800) 662-5200.

                         (HEALTHDYNE TECHNOLOGIES LOGO)